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founder && ceo at braidbabes

braidbabes

Buffalo, New York, United States · Contact info

500+ connections

4 mutual connections: Jonny Price, Adie Akuffo-Afful, and 2 others

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About

founder and ceo of braidbabes ♡ we are mobile braiders, we come right to you and create insta-worthy braids ♡ we also set up braid bars for promotional events and employee appreciation parties ♡

Activity

1,462 followers

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emmily bowman posted this • 1w

looking for your help in BUFFALO!

braidbabes is looking for a new office space, we are open to a private room in a coworking space or ...show more

30 · 12 comments

emmily bowman commented on a post • 1w

we are beyond excited to see who makes it on stage ♡

123 · 2 comments

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Experience

Founder && CEO
braidbabes
Aug 2018 - Present · 4 yrs 2 mos
Nashville, Tennessee, United States

Business Analyst
Liazon
Apr 2016 - Jul 2018 · 2 yrs 4 mos
Buffalo/Niagara, New York Area

Research Analyst
Independent Health
May 2015 - Apr 2016 · 1 yr

Teaching Assistant, Calc 101
University at Buffalo
Sep 2013 - Dec 2014 · 1 yr 4 mos

Education

University at Buffalo
Bachelor's degree, Mathematics
2010 - 2015

























Grade: 3.5 Major GPA

Activities and societies: American Sign Language Honor Society

Volunteering

Assistant Director
Buffalo Boss Babes
May 2018 - Present · 4 yrs 6 mos

Skills

Leadership

Endorsed by 3 colleagues at Liazon

Endorsed by 6 people who know the skill

28 endorsements

Social Media

Akshay Sivadas has given an endorsement for this skill

9 endorsements

Teamwork

Endorsed by 3 colleagues at University at Buffalo

30 endorsements

Show all 6 skills →

Honors & awards

Spot Award
Oct 2017

Associated with Liazon

Directors Award
Jan 2016

Associated with Independent Health

Harry Merill Gehman Scholarship
Issued by Mathematics Department · May 2014

Associated with University at Buffalo

Show all 4 honors & awards →

Languages

American Sign Language
Limited working proficiency

Interests

Influencers Companies Groups

Kat Cole · 2nd
President, COO, & Board of Directors at Athletic Greens
350,385 followers
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Simon Sinek · 3rd
Optimist and Author at Simon Sinek Inc.
6,283,187 followers
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Causes

Causes

Animal Welfare · Human Rights · Science and Technology